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Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70172

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BitOoda Technologies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 HUDSON STREET, SUITE 2540
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity 770-263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Blvd. Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2020
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BitOoda Technologies, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STANLEY E FRANCOIS
Notary Public - State of New Jersey
My Commission Expires Jul 30, 2023

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF NEW JERSEY STANLEY E FRANCOIS NOTARY PUBLIC

BITOODA TECHNOLOGIES, LLC
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2019

BITOODA TECHNOLOGIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BitOoda Technologies, LLC
Jersey City, NJ

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BitOoda Technologies, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows, for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BitOoda Technologies, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BitOoda Technologies, LLC's management. Our responsibility is to express an opinion on BitOoda Technologies, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BitOoda Technologies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 ("Schedule II") have been subjected to audit procedures performed in conjunction with the audit of BitOoda Technologies, LLC's financial statements. The supplemental information is the responsibility of BitOoda Technologies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling & Company

Lilling & Company LLP

We have served as BitOoda Technologies, LLC's auditor since 2019.

Port Washington, New York
February 24, 2020

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

BITOODA TECHNOLOGIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	140,596
Prepaid Expenses		3,601
Other Assets		776
Total Assets	$	144,973

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent		33,034
Accounts Payable		11,031
Total Liabilities		44,065
MEMBER'S EQUITY	$	100,908
Total Liabilities and Member's Equity	$	144,973

The accompanying notes are an integral part of these financial statements

BITOODA TECHNOLOGIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Total revenues	$	0
Operating Expenses		
Compliance Expense		51,301
Consulting Expense		47,799
Legal Expense		18,028
Licenses and Registrations		16,037
Accounting		8,837
Compensation and Benefits		8,274
Occupancy		3,552
Travel, Meals and Entertainment		3,521
IT, Data, and Communications		2,824
Other Expenses		3,804
Total Operating Expenses		163,977
Net loss	$	(163,977)

The accompanying notes are an integral part of these financial statements

BITOODA TECHNOLOGIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

		Total
Balance, December 31, 2018	$	(64,200)
Capital contributions – cash		329,085
Net loss		(163,977)
Balance, December 31, 2019	$	100,908

BITOODA TECHNOLOGIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ (163,977)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in Operating Assets and Liabilities:	
(Increase)/Decrease in:	
Prepaid Expenses	(3,601)
Other Assets	3,374
Accounts Payable	5,200
Due to Parent	(29,585)
Net cash used in operating activities	(188,589)
Cash Flows from Financing Activities	
Capital contributions	329,085
Net cash provided by financing activities	329,085
Net increase in cash	140,496
Cash at beginning of year	100
Cash at end of year	$ 140,596

Supplemental Cash Flow Disclosures:

Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

BitOoda Technologies, LLC ("Company") is a limited liability company that was formed under the laws of the state of Delaware on September 28, 2018 and is based in Jersey City, New Jersey. The Company is a wholly owned subsidiary of BitOoda Holdings, LLC ("Parent"). On July 2, 2019 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

While the Company has not yet commenced any revenue-generating business activities, the Company is approved to engage in the private placements of securities and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues expenses during the reporting period. Actual results could differ from these estimates.

Cash

Cash consists of cash in a bank, held at one financial institution which at times my exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

Prepaid Expenses and Other Assets

Prepaid expenses consist primarily of amounts paid for annual filing fees net of amortization. Prepaid amounts are amortized over the life related service period.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those

goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Upon commencement of revenue-generating activities, the Company intends to enter into contracts with customers related to the private placements of securities and advisory services. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606. The Company had no customers in 2019 and accordingly no revenue was recognized during the year ended December 31, 2019.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. Accordingly, no provision or liability for federal, state, and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax returns on the members of the Parent.

The Company recognizes the effects of uncertain tax positions only when they are more likely than not to be sustained. At December 31, 2019, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States of America and in state and local jurisdictions, and returns since formation of the Company remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 3 - MEMBER'S EQUITY

During the year ended December 31, 2019, the Company received cash contributions in the amount of $329,085 from the Parent.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer. Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 12.5% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $96,531 which was $91,023 above its required net capital of $5,508. The ratio of aggregate indebtedness to net capital was 0.46 to 1 at December 31, 2019.

NOTE 5 - RELATED PARTY TRANSACTIONS

On January 4, 2019 the Company and the Parent entered into an Expense Sharing Agreement ("ESA"). In accordance with the ESA, shared expenses for compensation and benefits, occupancy, consulting, legal, accounting, travel and entertainment, and other administrative expenses are allocated to the Company form the Parent on a monthly basis, based on the type of expense and time allocation of the Parent's personnel, and is paid via intercompany loan from the Parent to the Company. The allocation factors of the ESA are reviewed by management on an annual basis, at a minimum, and updated as deemed necessary.

During the year ended December 31, 2019, the Company incurred expenses totaling $40,415 paid by the Parent which are included in the aforementioned accounts in the Statement of Operations. As of December 31, 2019, there is a balance of Due to Parent of approximately $33,034 as disclosed in the Statement of Financial Condition.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated as an independent entity.

The Company's ability to continue operations and meet its net capital requirements may be dependent upon continued financial support from its Parent. The Parent has both the ability an intent to contribute the additional capital needed for the entity to operate as a going concern.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 through February 24, 2020, the date of the filing of this report, and determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in these financial statements.

BITOODA TECHNOLOGIES, LLC

SUPPLEMENTARY SCHEDULES

BITOODA TECHNOLOGIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

MEMBER'S EQUITY	$100,908
LESS NON-ALLOWABLE ASSETS	$(4,377)
NET CAPITAL BEFORE HAIRCUTS	96,531
LESS HAIRCUTS	$0
NET CAPITAL	$96,531
REQUIRED NET CAPITAL	$5,508
EXCESS NET CAPITAL	$91,023
AGGREGATE INDEBTEDNESS	$44,065
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.46 to 1

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of the Form X-17A-5 as of December 31, 2019.

BITOODA TECHNOLOGIES, LLC
SCHEDULE II
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

BITOODA TECHNOLOGIES, LLC does not claim an exemption from SEA Rule 15c3-3, consistent with Footnote 74 of the adoption release for the Rule 17a-5 amendments.

With respect to the Computation for Determination of Reserve Requirements under Rule 1 5c3-3, the Company does not claim an exemption from SEA Rule 15c3-3, consistent with Footnote 74 of the adoption release for the Rule 17a-5 amendments.

With respect to the Information Relating to Possession and Control Requirements under Rule 1 5c3-3, the Company does not claim an exemption from SEA Rule 15c3-3, consistent with Footnote 74 of the adoption release for the Rule 17a-5 amendments.

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BitOoda Technologies, LLC
Jersey City, NJ

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BitOoda Technologies, LLC (the "Company") stated that the did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments, throughout the period July 2, 2019 (date SEC registration) through December 31, 2019. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. §240.15c3-3 as its business activities were limited to private placements of securities and advisory services. Further, the Company did not hold customer funds or securities and (2) BitOoda Technologies, LLC stated that the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception. BitOoda Technologies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BitOoda Technologies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the adopting release for the Rule 17a-5 amendments in relation to Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
February 24, 2020

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

BitOoda

BitOoda Technologies, LLC
Exemption Report
December 31, 2019

BitOoda Technologies, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC) (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments, throughout the period July 2, 2019 (date of SEC registration) through December 31, 2019. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R §240.15c3-3as its business activities were limited to private placements of securities and advisory services. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout most recent fiscal year without exception.

BitOoda Technologies, LLC

I, Tim Kelly, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Timothy Kelly
Tim Kelly, CEO

February 24, 2020

address | 185 Hudson Street, Suite 2540 Jersey City, NJ 07311

phone | 201.426.4660 · **website** | www.bitooda.io · **email** | support@bitooda.io

INCENTER

Incenter Capital Management LLC

Financial Statements

Years ended December 31, 2019 and 2018

INCENTER

Incenter Capital Management LLC

Table of Contents	**Page**

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Independent Auditor's Report

To the Member of
Incenter Capital Management LLC
Charlotte, North Carolina

We have audited the accompanying financial statements of Incenter Capital Management LLC, which comprise the statements of financial condition as of December 31, 2019 and 2018, and the related statements of operations, changes in member's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Incenter Capital Management LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Minneapolis, Minnesota
February 21, 2020

INCENTER

Incenter Capital Management LLC

Financial Statements

Incenter Capital Management LLC
Statements of Financial Condition
(Dollars in thousands)

	December 31, 2019	December 31, 2018
Assets		
Receivables	$ —	$ 98
Prepaid expenses	42	$ —
Total assets	42	98
Liabilities and member's deficit		
Due to related parties	$ —	$ 76
Accrued expenses and other liabilities	66	290
Total liabilities	66	366
Total member's deficit	(24)	(268)
Total liabilities and member's deficit	$ 42	$ 98

See accompanying notes to financial statements.

Incenter Capital Management LLC
Statements of Operations
(Dollars in thousands)

INCENTER

	For the year ended December 31,	
	2019	2018
Revenues		
Revenues	$ 180	$ 3,170
Expenses		
Salaries and benefits	404	2,252
General and administrative expenses	539	988
Affiliate shared services	143	358
Total expenses	1,086	3,598
Net loss	$ (906)	$ (428)

See accompanying notes to financial statements.

(Dollars in thousands)

		Member's Equity (Deficit)
Balance at December 31, 2017	$	160
Net loss		(428)
Balance at December 31, 2018		**(268)**
Net loss		**(906)**
Member contributions		**1,150**
Balance at December 31, 2019	**$**	**(24)**

See accompanying notes to financial statements.

Incenter Capital Management LLC
Statements of Cash Flows
(Dollars in thousands)

INCENTER

	For the year ended December 31,	
	2019	**2018**
Cash flows from operating activities		
Net loss	$ (906)	$ (428)
Changes in assets and liabilities:		
Receivables	98	302
Prepaid expenses	(42)	—
Due to related parties	(76)	(35)
Accrued expenses and other liabilities	(224)	161
Net cash used in operating activities	(1,150)	—
Cash flows from financing activities		
Member contributions	1,150	—
Net cash provided by financing acitvities	1,150	—
Net increase in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of year	—	—
Cash and cash equivalents, end of year	$ —	$ —

See accompanying notes to financial statements.

INCENTER

Incenter Capital Management LLC

Notes to Financial Statements

1. Organization and Description of Business

Incenter Capital Management LLC (the "Company") is a Delaware limited liability company and is registered with the Securities and Exchange Commission ("SEC") as a registered investment advisor ("RIA"). The Company provides investment advisory services, either directly or as a sub-advisor, on a discretionary basis to clients that invest in residential mortgage loans, mortgage servicing rights and other mortgage related assets. Incenter LLC ("Incenter") is a Delaware Limited Liability Company that is a wholly-owned subsidiary of UFG Holdings, LLC ("UFG"). UFG is a Delaware Limited Liability Company. The Company was formed on January 5, 2016 as a wholly-owned subsidiary of Incenter and commenced operations on March 25, 2016.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Current market conditions increase the risk and complexity of the judgments, assumptions and methodologies used in these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with a maturity of three months or less at the time of purchase that are carried at cost, which approximates fair value.

As of December 31, 2019 and 2018, the Company does not have any cash and cash equivalents as it utilizes the treasury function of its parent, Incenter.

Revenue Recognition

The Company recognizes all revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("Topic 606"). Accordingly, the Company's policy is to recognize revenue in the Statements of Operations when we have satisfied performance obligations, as determined in the various customers agreements, by providing specific services to the customer. Revenue can be recognized at a specific point in time or over a period when a service is provided. The amount of revenue recognized upon satisfaction of each performance obligation is equal to the portion of the transaction price allocated to each obligation. The primary components of the Company's service revenues are as follows:

> *Sub-advisory Fees:* The Company tailors its advisory services to each client in conjunction with the investment guidelines identified in the applicable advisory agreement or as set forth in the organizational and offering documents of any client engaging the Company to provide advisory services. Pursuant to these agreements, or other governing documents, the Company's management fee (the "management fee") will vary between 0.05% and 0.25% of the assets under management per fiscal quarter. The management fee is calculated and paid quarterly and is recognized in the Statements of Operations in the month services are provided. In addition to the Company's management fee, the Company may also be entitled to receive incentive compensation with respect to investors in the clients (the "incentive fee") which will vary between 5% and 25% of net gains. The incentive fee is typically calculated and paid quarterly or yearly in arrears.

Hedge Advisory Services: The Company provides certain valuation and advisory services, which includes the development and implementation of a mortgage servicing rights hedging framework, for various independent mortgage banks. Pursuant to these agreements, or other governing documents, the Company's maintenance fee (the "maintenance fee") will generally vary between 0.05% and 0.25% of the assets under management per month. The maintenance fee is typically calculated and paid monthly and is recognized in the Statements of Operations in the month services are provided. In addition to the Company's maintenance fee, the Company may also be entitled to receive incentive compensation (the "at-risk fee"), tied to the performance of the MSR portfolio, which will generally vary between 5% and 15% of net gains. The at-risk fee is typically calculated and paid monthly.

In addition to the management fee and incentive fee, the Company may also receive expense reimbursements from its clients in accordance with applicable advisory or sub-advisory agreements and other governing documents. These may include, but are not limited to, reimbursement for expenses associated with legal entity formation and capital raising activities, initial public offering costs and expenses, fund administration costs, professional fees, securitization costs, custodian and transfer agent costs and certain other out-of-pocket expenses. To the extent such reimbursements are provided, the Company recognizes these amounts in revenues in the Statements of Operations.

Receivables

As of December 31, 2018, the Company held a receivable which consisted of trade receivable from a client for services provided. The Company collected this receivable in calendar year 2019. As of December 31, 2019, the Company had no outstanding accounts receivable. The Company has not provided an allowance for doubtful accounts based on its analysis of outstanding receivables as of December 31, 2018.

Concentrations of Credit Risk

The Company had one customer in 2019, which terminated their contract in April 2019, and two primary customers accounting for approximately 85% of revenue in 2018. The primary customers accounted for 0% of the receivable balance as of December 31, 2018.

Contingencies

The Company evaluates contingencies based on information currently available and will establish accruals for those matters when a loss contingency is considered probable and the related amount is reasonably estimable. For matters where a loss is believed to be reasonably possible but not probable, no accrual is established, but the nature of the loss contingency and an estimate of the reasonably possible range of loss in excess of amounts accrued, when such estimate can be made, is disclosed. In deriving an estimate, the Company is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of loss contingencies, including legal contingencies, involves the use of critical estimates, assumptions and judgments. Whenever practicable, the Company consults with outside experts, including legal counsel and consultants, to assist with the gathering and evaluation of information related to contingent liabilities. It is not possible to predict or determine the outcome of all loss contingencies. Accruals are periodically reviewed and may be adjusted as circumstances change. At December 31, 2019 and 2018, the Company did not have any accrued loss contingencies recorded.

Income Taxes

The Company and Incenter are disregarded entities whose operational results are included in the federal and state income tax returns filed by UFG. UFG does not allocate income taxes to Incenter or to the Company. There is no formal tax-sharing arrangement between the Company, Incenter and UFG, nor is there any commitment on behalf of the Company to fund any tax liability of either Incenter or UFG.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision or deferred tax asset or liability will be presented or recognized in these financial statements.

3. Liquidity and Management's Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and settlement of obligations in the normal course of business. The Company has incurred operating losses from operations of $906 thousand and had negative cash flows from operating activities of $1,150 thousand for the year ended December 31, 2019; and from April 2019 to December 2019, the Company has had no customers and thus, no source of revenue. Additionally, the Company has required additional capital contributions from Incenter (the "Parent") to fund operations and address cash flow needs during 2019.

Management has evaluated its growth plans and future revenue streams, which include expanded hedge and other advisory services and continued development of a diversified customer base. The Parent has committed to provide financial support to the Company by providing written assurances that it will provide, as required, additional capital contributions to support the entirety of the operating, investing and financing activities of the Company through at least one year beyond the report date. The Company's ability to continue as a going concern is dependent on the continued financial support of its Parent and the ability of the Company to execute its plan.

4. General and Administrative Expenses

General and administrative expenses consisted of the following (in thousands):

	For the year ended December 31,	
Description	**2019**	**2018**
Communications and data processing	$ 459	$ 637
Professional fees	23	163
Licensing and insurance	27	40
Travel and entertainment	5	104
Other expenses	25	44
Total	$ 539	$ 988

5. Related Party Transactions

As part of normal day-to-day operations, the Company utilizes office space, professional services and other shared services provided by Incenter. The Company is allocated the related shared services expenses from Incenter based on various allocation methodologies, including space usage, headcount, and specific project identification. A portion of the employee-related costs allocated to the Company from Incenter are for employee-matched contributions under a qualified, defined-contribution retirement savings plan sponsored by Incenter's parent, UFG. Under UFG's plan, the Company matched employee contributions, on a discretionary basis, 50% of the participants contributions up to 6% during 2019 and 2018.

Total amounts due to related parties were as follows (in thousands):

	December 31,	
	2019	**2018**
Incenter LLC	$ —	$ 76
Due to related parties	$ —	$ 76

The total shared services expenses allocated to the Company were as follows (in thousands):

	For the year ended December 31,	
Description	**2019**	**2018**
Executive management	$ 97	$ 174
Accounting and finance	25	12
Human resources	17	33
Occupancy	2	129
Legal and compliance	2	2
Information technology	—	8
Total	**$ 143**	**$ 358**

These amounts are reflected in affiliate shared services in the Statements of Operations.

Additionally, the Company utilizes the treasury function of its parent, who will pay for direct costs attributable to the Company, including salary and benefits and general and administrative expenses, until such time that the Company settles the amounts outstanding through collections on receivables from customers. Likewise, cash collected from customers in excess of the Company's operating needs is retained by the Company's parent. These amounts are reflected in due to or due from related parties in the Statements of Financial Condition until such time as they are settled or converted to member contributions or distributions of equity.

On December 31, 2019, Incenter converted the outstanding receivable from the Company of $1,150 thousand to Member's contributions of equity.

6. Subsequent Events

The Company has evaluated subsequent events from the date of the financial statements of December 31, 2019 through February 21, 2020, the date these financial statements were available to be issued.

On January 1, 2020, the Company signed a Sub-management agreement with Finance of America Commercial LLC ("FACo"), a related party under common ownership with an effective date of March 1, 2020. The Company, in its role as sub-manager, will provide asset management and oversight services on assets held in the Antler Mortgage Trust 2018-RTL1 and Antler Mortgage Trust 2019-RTL1 for which FACo acts as asset manager. As of January 1, 2020 assets under management under these two trusts totaled $477 million, for which the Company will earn an asset management fee of 0.25% per annum on the unpaid principal balance of loans in the trusts.